FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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[ ]	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)

1. Name and Address of Reporting Person* Weber, Alan Wayne	2. Issuer Name and Ticker or Trading Symbol Allied Holdings, Inc.						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							Director	X	10% Owner
							Officer (give title below)		Other (specify below)

(Last) (First) (Middle) 23 Berkley Lane	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Day/Year 03/11/2003				7. Individual or Joint/Group Filing (Check Applicable Line)
(Street) Rye Brook, New York 10573			5. If Amendment, Date of Original (Month/Day/Year)				Form filed by One Reporting Person
							X	Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
COMMON STOCK -NO PAR VALUE	03/11/03		P		1,500	A	$3.30
COMMON STOCK -NO PAR VALUE	03/13/03		P	V	1,300	A	$3.30	947,300 (1) (2)		(3)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (9-02)

FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) This amount includes 909,200 shares of Common Stock, no par value, directly owned by JB Capital Partners, L.P. ("JB Capital") and beneficially owned by its partners.  JB Capital disclaims beneficial ownership.

(2) This amount includes an aggregate of 38,100 shares of Common Stock, no par value, which is held in Alan W. Weber’s ("Weber") personal account and the account of his children.

(3) Mr. Weber is deemed to beneficially own the securities set forth in (1) and (2) as a General Partner of JB Capital and by virtue of the investment discretion Mr. Weber has over his children’s accounts.  Mr. Weber disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

* Individually and as the General Partner of JB Capital Partners, L.P.

		/s/ Alan W. Weber*	03/13/03

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
See18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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